Exhibit 6


              [Letterhead The Danner Company International Plaza]
                             2 International Drive
                                   Suite 510
                          Nashville, Tennessee 37217



April 6, 1995



To the Board of Directors
Shoney's, Inc.
1727 Elm Hill Pike
Nashville, Tennessee 37210


Dear Ladies and Gentlemen:

Some time ago, I made an offer that I would return to serve as CEO/Chairman of the Board of Shoney's and I detailed in that offer the compensation I would expect and the material terms. To date, I have not received any formal response to my offer, except a notification that my offer was being turned over to an executive search firm in Atlanta, Georgia for consideration.

My offer to return to Shoney's is being withdrawn as of today.

Time is extremely important to revive Shoney's, Inc. The Company must take immediate steps to return to its patterns for success, as demonstrated by yesterday's earnings report. The Earnings Per Share numbers released yesterday show a decrease of 42% from the EPS numbers for the same quarter a year ago; by my calculations, that is $39,000 less earnings every day.

There is not time for a new CEO to come to the Company, learn its many parts and, at the same time, turn it around.

In my experience, I have found that actions speak louder than words. I can only interpret the Board's failure to communicate to me a favorable response on my offer as the same as a rejection. And if the Board has truly not yet been able to make a decision on my offer, then I am very disappointed in their ability to do their job.

I was serious when I made my offer to the Board. I could have returned immediately and have received offers from more than two dozen top notch men and women, black and white, who were long term staff members that had participated in creating Shoney's many successful years of earnings and operations. They were contributors to the many years of continual successful growth and to the Company's patterns for success. Of this group who offered to return, some are current franchisees, some are former franchisees, some are former Shoney's employees, and some are long term existing employees. This army of talent has volunteered to follow my leadership.

I wrote Victoria Jackson earlier to say that I could not hold my offer outstanding forever, and I will not.

It is my sincere hope that the Board will make the right decision for the Company and all its shareholders.


Sincerely,



Raymond L. Danner